UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

deltathree, Inc.

(Name of Subject Company (Issuer))

D4 Holdings, LLC

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

24783N-10-2

(CUSIP Number of Class of Securities)

D4 Holdings, LLC

349-L Copperfield Blvd. #407

Concord, NC 28025

(704) 260-3304

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by D4 Holdings, LLC (“D4 Holdings”), for all of the outstanding common stock of Deltathree, Inc. (the “Company”), as generally described in the Letter from D4 Holdings, LLC to the Board of Directors of the Company dated February 25, 2015 attached as Exhibit 99.1 hereto (the “proposal letter”).

The tender offer for the outstanding common stock of the Company referred to in the proposal letter filed herewith has not yet commenced. The proposal letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of common stock of the Company will be made pursuant to an offer to purchase and related materials that D4 Holdings intends to file with the SEC. When the offer is commenced, D4 Holdings will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Those materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by D4 Holdings.

Exhibit Index

Exhibit	Description

99.1	Letter from D4 Holdings, LLC to the Board of Directors of the Company dated February 25, 2015